SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2008	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: December 10, 2008	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated December 9, 2008

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium curtails production, provides guidance update
December 9, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has shut-in production at its Fort Saskatchewan nitrogen facility and has further curtailed production at other major nitrogen and phosphate plants in North America. The temporary curtailments are necessary due to a significant build in North American fertilizer inventories and declining available storage capacity.
Global nutrient and crop prices have weakened since early November when our second half guidance was issued and deferral of wholesale nutrient purchases has been significant. This has resulted in further sales volume reductions and production curtailments that will affect earnings contributions from our Wholesale business unit.
Retail nutrient sales volumes have also been impacted by purchase deferrals by farmers in the fourth quarter, but have been offset by higher per tonne margins. An inventory valuation adjustment for Retail is not anticipated at current nutrient prices. Our seed and crop protection businesses have not been impacted by the current situation, as the fourth quarter is a seasonally slower period for seed and crop protection sales.
“The late North American harvest, coupled with credit restrictions from international buyers and continued market uncertainties arising from reductions in global crop and nutrient prices, has impacted fall nutrient applications” said Mike Wilson, Agrium President and CEO.
“We believe grain fundamentals are stronger than current prices would indicate and that global food demand is unlikely to be significantly affected by a slower global economic environment. Unprecedented reductions in fertilizer use this fall in both North America and globally has resulted in significant production curtailments and shutdowns and is expected to place extreme pressure on an already strained distribution system next spring. It is unclear whether distribution systems, particularly in North America, will be sufficient to meet spring demand; however, we anticipate that this will highlight the benefits of Agrium’s extensive distribution network. Additionally, any reductions in crop inputs or seeded acreage will only put more upward pressure on crop prices and crop input demand in the future.”
Agrium reaffirms that it expects earnings for the second half of 2008 to be within our guidance range of $3.30 to $4.00 per share. Reduced wholesale volumes and pricing and expected inventory valuation adjustments in our wholesale purchase for resale business could reduce our results from operations by as much as 15 percent below the low end of our guidance range. This reduction is anticipated to be offset by non-cash gains relating to our foreign currency denominated working capital position.

The major assumptions made in preparing our second half guidance are outlined below and include, but are not limited to:
•	Wholesale fertilizer prices for the remainder of fourth quarter consistent with current market prices;

•	Retail and Wholesale sales volumes significantly below the relatively strong fourth quarter of 2007, due to weak demand in all markets;

•	Inventory valuation based on current market pricing;

•	An outage of 40 days for planned maintenance at our Profertil Nitrogen facility and lower production at North American Wholesale facilities compared to the fourth quarter of 2007;

•	Average NYMEX gas price for the fourth quarter not deviating significantly from $6.75/MMBtu;

•	The exchange rate for the Canadian dollar in the fourth quarter similar to the current market rate;

•	Stock-based compensation expense reflecting Agrium’s stock price at the close of business on December 8, 2008 ($26.65 US) and a $1 change in stock price equates to approximately $0.01 change in earnings per share;

•	The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity and foreign currency hedge positions settling in future periods;

•	An effective tax rate for the fourth quarter of 32 percent; and

•	Earnings per share based on fully diluted shares outstanding at September 30, 2008 exclusive of the impact of any share repurchase activity in the fourth quarter.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada, Argentina, and Egypt, seasonal fertilizer consumption given the recent decline in crop prices and delayed harvest in the U.S. and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, current global financial crisis and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, failure to satisfy conditions precedent to the proposed Egyptian transaction, a potential failure of the Egyptian government to issue all necessary approvals and consents required to complete the MOPCO expansion as planned, the potential inability of MOPCO to raise the required $1.1-billion in debt for the planned expansion, changes in development plans, capital construction costs, construction progress, and potential delays in completing the proposed MOPCO expansion and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com